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August 12th, 2005

Kristi Beshears
Staff Accountant
Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street NW
Washington DC 20549




Dear Ms Beshears,

We are currently in the process of appointing new independent registered accountants which we intend to finalize and appoint this month. Once they have been appointed the financial statements will be re-audited for the Year ending February 29, 2004 and Audited for the Year ending February 28th, 2005.

Yours sincerely



Christopher Glover
Chairman & CEO


                                                Auto Data Network (UK) Ltd
                                                5 Century Place, Lamberts Road,
                                                Tunbridge Wells,
                                                Kent TN2 3EH
                                                Tel: +44 (0) 1892 511566
                                                Fax: +44 (0) 1892 526105
                                                Web: www.autodatanetwork.com
                                                Registered in England: 03303590.
                                                VAT Number: 800 9587 27